Filed Pursuant to Rule 433
Registration Statement No. 333-259205

 MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index  Sustainable Investment Solutions          E S G

2 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX

OVERVIEW OF RESPONSIBLE & ESG INVESTING

Responsible investing is an investment strategy that aligns investors' financial goals with their personal values. A part of Responsible investing is ESG investing, a strategy that considers Environmental, Social, and Governance factors alongside financial factors in the investment decision-making process.[1]

$17.1 trillion of responsible investing assets in the US as of 2020, +42% in two years[2]

59% of high-net-worth individuals surveyed said they utilize ESG considerations when making investment decisions.[3]

90% of financial advisors surveyed said their clients had asked them about ESG or responsible investing.[3]

ENVIRONMENTAL

Climate Change
Natural Capital
Pollution & Waste
Environmental Opportunities

SOCIAL

Human Capital
Product Liability
Stakeholder Opposition
Social Opportunities

GOVERNANCE

Corporate Governance
Corporate Behavior

ESG RATINGS – HELPING INVESTORS IDENTIFY A PORTFOLIO'S ESG RISK

MSCI, a leading provider of financial indexes, multi-asset class research, and risk analytics has developed a ratings system that aims to measure a company's resilience to long-term, financially relevant ESG risks. Companies are rated on a 'AAA to CCC' scale according to how well they manage these risks and opportunities relative to their peers.

1. Analysis begins with a deep governance assessment
2. Focus on most relevant ESG factors by industry
3. Focus on risk exposure, not just disclosure
4. Identify leaders and laggards within each industry

MSCI ESG RATINGS

CCC	B	BB	BBB	A	AA	AAA
LAGGARD		AVERAGE			LEADER

2 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX

RBC CAPITAL MARKETS' ESG INVESTING SOLUTION

Introducing the MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index (MXWOEQLV Index)

RBC Capital Markets, in partnership with MSCI, has developed a suite of ESG-focused Indices, including the **MSCI World ESG Quality Select Low Volatility Index** (the "Base Index") and the **MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index**. They are globally-diversified indices that provide ESG-conscious investors with access to a strategy that exhibits more positive ESG metrics, a lower carbon impact and stronger financial Quality than the MSCI World Index (the "Benchmark Index"), based on MSCI's methodology for assessing these criteria.[4]

Objective

The Indices are designed to meet or exceed the benchmark's risk-adjusted returns while also improving their ESG, Quality, and Carbon Emissions Intensity characteristics.

METHODOLOGY: 5 STEP SCREENING PROCESS


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5

STARTING UNIVERSE: MSCI WORLD INDEX (MXWO INDEX)
A global equity index that represents the performance of approximately 1,600 large and mid-cap equities across all 23 developed market countries.

LIQUIDITY
Only securities that have sufficient liquidity, as determined by MSCI's inclusion criteria, are eligible for inclusion in the Base Index.[3]

ESG CRITERIA
Exclude companies with:
ESG Ratings below BBB[4] | ESG Controversies Score of zero[4] | Controversial Business Practices[4]

CARBON EMISSIONS
Next, the Base Index excludes the top 20% carbon emitters from the remaining universe, as ranked based on MSCI's Carbon Emission Intensity scores.[4]

QUALITY
Then, the Base Index excludes bottom 20% of the securities from the remaining universe, as ranked based on their Quality factor score[1]. Quality companies have characteristics such as durable business models, sustainable competitive advantages, strong cash flow and a healthy balance sheet.

ESTABLISHING THE BASE INDEX: THE MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY INDEX
The Base Index is comprised of the remaining companies, which are weighted to achieve the lowest risk[1] portfolio subject to sector, geography, and weighting constraints. The Index is rebalanced quarterly and will have no less than 50 constituents (it currently has 165*).

VOLATILITY TARGETING AND SYNTHETIC DIVIDEND (DECREMENT) FEATURE[3]
Once the Base Index is established, the volatility targeting and synthetic dividend feature (as described on page 5) are added to create the MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index.

* As of September 30, 2021

30 40 50 60 70 80                          LATAM  UK  Asia ex-Japan  EMEA  Japan  North America  CUMULATIVE INDEX PERFORMANCE – PRICE RETURNS (USD)May 2007 – September 2021  Year  MSCI World ESG Quality Select Low Volatility 8%Risk Control 3% Decrement Index  MSCI World ESG Quality Select Low Volatility Index  MSCIWorld Index  YTD  0  3.08  11.77  2020  -4.75  1.07  14.06  2019  17.27  19.29  25.19  2018  -6.62  -4.28  -10.44  2017  25.84  18.39  20.11  2016  -0.92  2.87  5.32  2015  2.88  7.19  -2.74  2014  6.18  8.39  2.93  2013  18.69  18.44  24.1  2012  7.56  7.88  13.18  2011  -0.55  6.18  -7.62  2010  5.87  8.63  9.55  2009  8.59  4.42  26.98  2008  -14.67  -21.06  -42.08  ANNUAL INDEX PRICE RETURN PERFORMANCE (%)**  250%  200%  150%  100%50%0%31-May-07 30-May-09 30-May-11 29-May-13 29-May-15 28-May-17 28-May-19 27-May-21        MSCI World ESG Quality Select Low Volatility 8%Risk Control 3% Decrement Index (MXWOEQLV Index)MSCI World Index (MXWO Index)MSCI World ESG Quality Select Low Volatility Index (MXWOQSPU Index)            INDEX RISK AND RETURN CHARACTERISTICS** (May 31, 2007 – September 30, 2021)Price Returns (%)  Annualized                      Annualized Volatility (%) A    Volatility Over Risk (p.a.)A,C    Maximum Drawdown      1 Mo  3 Mo  1 Yr  YTD  3 Yr  5 Yr  10 Yr  Since May 31,2007  Div Yld (%)  BetaA,B  5 Yr (%)  10 Yr (%)  5 Yr  10 Yr  (%)D  PeriodE  MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index  -5.17  -1.02  2.74  0  -0.04  4.82  6.36  3.96  3  0.4217  10.01  9.22  0.48  0.69  -23.9  03/09/2009 -05/02/2011  MSCI World ESG Quality Select Low Volatility Index  -4.04  -0.46  8.7  3.08  4.74  6.21  8.36  5.23  2.5  0.52  10.94  9.68  0.57  0.86  -37.93  03/09/2009 –07/18/2012  MSCI World Index  -4.45  -0.35  27.01  11.77  11.24  11.74  10.54  4.42  1.7  1  16.11  14.58  0.73  0.72  -59.07  03/09/2009 -03/06/2014    A. Annualized Volatility was calculated using the standard deviation of Monthly price returns data for the relevant time period multiplied by the square root of 12 to obtain an annualized result. B. Beta: Beta indicates how volatile an index’s value is in comparison to its benchmark. A beta of 1 indicates that the index’s value tends to move with the benchmark. A beta greater than 1 indicates that the index’s price tends to be more volatile than the benchmark. A beta of less than 1 means it tends to be less volatile than the benchmark C. Volatility Over Risk: Defined as the annualized price return divided by the Annualized Volatility for the relevant period D. Maximum Drawdown (%): The maximum percentage decline in the value of the Index and the Benchmark prior to increasing back to its respective previous highest level. E. Maximum Drawdown (Period): The period of time from the start of the maximum drawdown until the Index or Benchmark increased back to its respective previous highest level.SECTOR WEIGHTS** REGION WEIGHTS**  Sector  Base Index weight  Benchmark Index weight  Consumer Staples  21.85%  6.89%  Health Care  24.92%  12.49%  Communication Services  16.58%  9.25%  Information Technology  13.73%  22.52%  Industrials  8.84%  10.32%  Financials  4.82%  13.70%  Consumer Discretionary  3.98%  12.15%  Real Estate  2.55%  2.70%  Materials  1.91%  4.12%  Utilities  0.84%  2.69%  Energy  0.00%  3.17%        Base Index weight Benchmark Index weight  53.06%  68.87%  22.95%  7.06%  16.60%16.40%  7.40%  3.46%  0.00%4.12%  0.00%0.08%0 10 20  4 | RBC CAPITAL MARKETS   MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX   *Sources: MSCI, Bloomberg, RBC Capital Markets. This performance chart contains hypothetical back-tested data for any period prior to the launch date of the respective index; see “Important Information on the Hypothetical Historical Index Performance” on the last page for more information relating to back-testing. **As of September 30, 2021  HYPOTHETICAL AND ACTUAL HISTORICAL PERFORMANCE OF THE INDEX*

 5 | RBC CAPITAL MARKETS   MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX   WHAT IS VOLATILITY TARGETING?*,6Purpose:Volatility targeting is a risk-reduction strategy that rebalances between a risky asset and cash in order to target a constant risk level over time. The goal of volatility targeting is to create an investment strategy with a predefined risk-reward profile. The methodology aims to achieve an explicit control of volatility, which is not typically the case for traditional indices.How does it work?The Volatility Targeted Net Total Return Index targets an annualized volatility of 8% (vs. 10.76% 1-year realized volatility in the Base Index and 15.66% in the benchmark**) by adjusting the exposure on a daily basis between the Base Index and a Cash component. The adjustment is based on a ratio between the volatility target (8%) and the Base Index’s historical (i.e. realized) volatility. In periods of volatility higher than the target, the Index can allocate up to 100% in cash and in periods of lower volatility, the allocation can be up to 150% of the Base Index’s performance. If the exposure to the Base Index is lower than or equal to 100%, then the Cash allocation will earn the relevant overnight rate; otherwise, the Cash allocation is considered to be negative and the relevant overnight rate will be deducted from the Index Performance in order to finance the leveraged exposure to the Base Index.  WHAT IS A SYNTHETIC DIVIDEND (DECREMENT) FEATURE?*,6Decrement Mechanism:A decrement (or synthetic dividend) is an overlay feature that deducts a fixed percentage (3% per annum) from the Volatility Targeted Index, which is a net total return index (i.e., assumes the reinvestment of dividends paid by the component securities of the Base Index after deduction of the applicable withholding tax determined in accordance with MSCI’s methodology7). This mechanism is used to eliminate the dividends’ uncertainty that arises when issuers create investment products, such as structured notes, linked to traditional price return indices. By eliminating the dividend risk for the issuer, the issuer is able to offer more favorable terms for an investment product than would otherwise be possible by linking toa price return index (e.g., higher participation rates and/or full or partial principal protection). In exchange, the investor assumes the risk of the daily decrement deduction and future decreases in the dividends paid on the component securities.  * See Additional Risk Considerations on last page ** Source: RBC Capital Markets, Bloomberg as of September 30, 2021. The realized volatility is computed as the standard deviation of the 12 last monthly returns of the MXWOQSPU Index multiplied by square root of 12.              Base Index Net Total Return  Volatility Targeted Net Total Return Index  Volatility Increases  Base Index Allocation Decreased  Cash Allocation Increased  Volatility Decreases  Base Index Allocation Increased  Cash Allocation Decreased                          Volatility Targeted Net Total Return Index    Fixed Percentage Decrement to achieve targeted Dividend Yield  Volatility Targeted Decrement Index

 6 | RBC CAPITAL MARKETS   MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX   ADDITIONAL RISKS AND CONSIDERATIONS RELATING TO THE INDEXThe following is an abbreviated summary of select risks and considerations associated with the Index and does not purport to identify or describe all of the potential risks and considerations. Anyone considering an investment in any financial product referencing the Index should carefully review the relevant offering materials for any such product, along with the Index methodology.There is no assurance that the strategies employed by the Base Index or the Index will be successful and there are risks associated with the strategy.There is no guarantee that the index will achieve its volatility target due to, among other reasons, the time lag of the volatility control adjustments.Upon leveraging or deleveraging, the Index may materially underperform its benchmark that does not apply a volatility targeting strategy due to, among other reasons, allocating up to 100% in cash during periods when an investment solely in the Base Index would have exhibited positive performance or allocating up to 150% to the Base Index during a period in which the Base Index exhibits negative performance. In particular, the Index may perform poorly in periods characterized by short-term volatility.Achieving and/or maintaining the volatility target does not mean the level of Index will not decrease in value. The level of the Index may decrease in periods of low volatility and when the Index volatility is at or below the target.The Index is a net total return index, which means that dividends paid on the component securities of the Base Index are only reinvested after deduction of the relevant withholding tax determined in accordance with the index methodology, which may be higher than the withholding taxes that would be incurred by any particular investor directly in such component security. Such withholding taxes will therefore reduce the positive impact from dividends paid on the component securities, if any.The synthetic dividend or decrement feature involves deducting a fixed percentage per annum from the daily Index performance, and will therefore adversely affect the performance of the Index. As a result of the decrement feature, the level of the Index may decline even if the component securities appreciate.While the decrement is intended to offset the expected dividend yield of the Base Index and eliminate dividend uncertainty for an issuer of products linked to the Index (thereby enabling the issuer to offer better terms and pricing for such products linked to the Index), the decrement currently exceeds the expected yield for the Index. It will be deducted even when the Index is allocated wholly or partially to cash and will be deducted regardless of whether dividends are paid on the component securities. Therefore, the Index will always underperforma comparable net total return index without a decrement feature and will underperform a price return index unless the dividend yield for the Index were to increase above the fixed percentage decrement, such that the dividend yield fully offset or exceeded the fixed percentage decrement

       https://www.msci.com/what-is-esg https://www.ussif.org/blog_home.asp?Display=155https://info.federatedinvestors.com/Responsible-Investing-Survey-2020.htmlThe definitions and criteria are defined in MSCI methodology available here: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_Quality_Select_Low_ Volatility_Indexes_Methodology_March_2021.pdfAs defined by MSCI in pages 4 and 9 of the Index Methodology available here: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_Quality_Select_ Low_Volatility_Indexes_Methodology_March_2021.pdf. It is not possible to invest directly in an index and no guarantee is made that the index will meet any of its stated objectives.The parameters for this index can be found on page 19 and 20 of the Index Methodology here: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_ Quality_Select_Low_Volatility_Indexes_Methodology_March_2021.pdf.As described in Section 2.2 of the MSCI methodology available here: https://www.msci.com/eqb/methodology/meth_docs/MSCI_January2018_IndexCalcMethodology.pdf.This communication has been generated by employees of RBC Capital Markets’ Global Equity Linked Products, and is not a research report or a product of RBC Capital Markets’ Research Department.This document is for informational purposes only and is not intended to set forth a final expression of the terms and conditions of any offering, and may be amended, superseded or replaced in its entirety by subsequent summaries. When making an investment decision, any prospective investor should rely solely on the relevant transaction documentation, which will contain the final terms and conditions of the transaction. The information contained herein has been compiled from sources believed to be reliable by RBC Capital Markets or any of its businesses. Neither RBC Capital Markets nor any of its businesses or representatives has undertaken any independent review or due diligence of such sources. This document shall not constitute a commitment or recommendation to enter into any transaction by any RBC entity.All information, terms and pricing set forth herein is indicative and subject to change without notice. Any opinions expressed herein reflect our judgment at the date and time hereof and are subject to change without notice. The information contained in this document has been internally developed or taken from trade and statistical services and other sources which we deem reliable. Transactions of the type described herein may involve a high degree of risk and the value of such investments may be highly volatile. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of issuer default and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss.This brief statement does not purport to identify or suggest all the risks (directly or indirectly) and other significant aspects in connection with transactions of the type described herein, and investors should ensure that they fully understand the terms of the transaction, including the relevant risk factors and any legal, tax, regulatory or accounting considerations applicable to them, prior to transacting. No representation is made concerning the legal, tax, regulatory or accounting implications in any applicable jurisdiction, and we are not advising you in respect of such matters.Accordingly you must independently determine, with your own advisors, the appropriateness for you of the transaction before transacting. RBC is acting solely in the capacity of an arm’s length contractual counterparty and not in the capacity of your financial adviser or fiduciary.RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF); Royal Bank of Canada - Sydney Branch (ABN 86 076 940 880); RBC Capital Markets (Hong Kong) Limited (regulated by the Securities and Futures Commission of Hong Kong and the Hong Kong Monetary Authority) and RBC Europe Limited (authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority.)Royal Bank of Canada has filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read those documents and the other documents relating to these offerings that Royal Bank of Canada has filed with the SEC for more complete information about us and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the prospectus and any related supplements if you so request by calling toll free at 1-877-688-2301.® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.  IMPORTANT INFORMATION ABOUT THE HYPOTHETICAL HISTORICAL PERFORMANCE OF THE INDEXThe MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index was launched on October 16th, 2020 and the MSCI World ESG Quality Select Low Volatility Index (the “Base Index”) was launched on May 27th, 2020. Accordingly, all of the information about the performance of each index prior to its respective launch date is based on hypothetical back-tested information. There are differences between the current index methodology described herein and the index methodology that was applied to generate the hypothetical and actual historical performance data. For example, (i) the carbon emissions screening was not applied prior to December 1, 2010 due to the unavailability of the necessary carbon data and (ii) the controversial business practices screen was added to the index methodology for the Base Index and applied starting on September 1, 2020. Therefore, each index may have been comprised of different components and performed differently than it would have if the current index methodology was applied for the full duration of the hypothetical historical and historical period.The hypothetical performance of each index is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the index in the future. The future performance of each index may vary significantly from the hypothetical performance data in this document. In addition, please note that the back-tested performance of each index set forth in this document does not reflect the deduction of any fees and charges that would be applicable to a financial instrument that references the index.For the full Index methodology, please visit the following link: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_Quality_Select_Low_Volatility_Indexes_Methodology_March_2021.pdfALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.The MSCI indexes are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Royal Bank of Canada. The financial securities (if any) referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The prospectus for any such financial securities contains a more detailed description of the limited relationship MSCI has with Royal Bank of Canada and the related financial securities. No purchaser, seller or holder of any product referencing an MSCI index, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote such product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.GEQ_Multipager_10.21  rbccm.com/en/insights/esg.page